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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43613

FV 9/13/02

SEC MAIL PROCESSING SECTION RECEIVED AUG 2 9 2002 WASH. D.C.

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/01 (MM/DD/YY) AND ENDING 06/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

European American Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Regent Street
(No. and Street)

London (City) England (State) SW1Y4NS (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vsevolod Malev 770 499-7770
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

M.R.Weiser & Co.LLP
(Name — *if individual, state last, first, middle name)*

3000 Marcus Avenue (Address) Lake Success (City) NY (State) 11042 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 1 9 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DP 9/16

OATH OR AFFIRMATION

I, Gerard Troncin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of European American Securities, Inc., as of June 30, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

KINGDOM OF ENGLAND, CITY OF LONDON, s.s.

SUBSCRIBED AND SWORN to by the above named GERARD TRONCIN this 24th day of July 2002

Before me:

Notary Public ELEANOR FOGAN
Notary Public of London, England
(My Commission Expires at death)

Signature

President
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of ~~Income (Loss)~~ Operations.
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DE PINNA
35 PICCADILLY
LONDON
W1V 0PJ
NOTARIES

EUROPEAN AMERICAN SECURITIES

European American Securities Inc.,
1 Regent Street, London SW1Y 4NS
Phone: (44) 171 468 7600

****

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2002

****

EUROPEAN AMERICAN SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2002

ASSETS

Cash	$	58,829
Deposit with clearing organization		100,000
Receivable from brokers and dealers		30,177
Securities owned:		
Marketable, at market value		179,350
Not readily marketable, at estimated fair value		3,300
Prepaid and refundable corporate taxes		73,608
Prepaid expenses and other deposits		149,064
Furniture, equipment, and leasehold improvements (net of accumulated depreciation and amortization of $96,216)		155,987
Other assets		121,157
	$	871,472

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	272,815
Commitment		
Stockholders' Equity:		
Preferred stock, 6% nonconvertible cumulative, nonvoting, $1 par value; 331,040 shares authorized, issued and outstanding		331,040
Common stock, $1 par value; 1,000,000 shares authorized, 470,714 shares issued and outstanding		470,714
Additional paid-in capital		33,829
Deficit		(236,926)
		598,657
	$	871,472

The accompanying notes are an integral part of this financial statement.

EUROPEAN AMERICAN SECURITIES, INC.

NOTES TO FINANCIAL STATEMENT

1. GENERAL:

European American Securities, Inc. (the "Company"), a British Virgin Islands corporation, is a registered broker-dealer subject to regulation by the United States Securities and Exchange Commission and the United Kingdom Securities and Futures Authority, Ltd. in London. The Company is also a member of the National Association of Securities Dealers, Inc. The Company maintains its operations from its office in London, England.

The Company operates under clearance agreements with two clearing brokers, whereby such brokers assume and maintain the Company's customer accounts. One broker is located in the United States, and the other broker is located in London. The Company's customers are primarily located in Europe.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation:

The financial statements are presented in accordance with United States (U.S.) generally accepted accounting principles and are also stated in U.S. dollars.

Revenue Recognition:

Securities transactions and related commission revenue and expenses are generally recorded on a trade date basis.

Furniture, Equipment, and Leasehold Improvements:

Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is computed using accelerated methods over the estimated useful lives of the assets ranging from 2 – 5 years. Leasehold improvements are amortized over the term of the lease.

Translation of Foreign Currency:

Assets and liabilities denominated in foreign currencies are translated at rates prevailing at the balance sheet date. Revenues and expenses are translated at rates prevailing at the time the transaction is effectuated.

Receivables From Brokers and Dealers:

Management has determined that the receivables are fully collectible and no allowance is required.

Securities Owned:

Marketable securities are valued using quoted market prices. The resulting unrealized gains and losses are reflected in trading income.

Securities not readily marketable are valued using estimated fair value as determined by management.

Cash Equivalents:

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes:

The Company uses the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled.

3. DEPOSIT WITH CLEARING ORGANIZATION:

Under the terms of the Company's U.S. clearing agreement, the Company is required to maintain a minimum deposit of $100,000 in cash. No deposit is required by the Company's U.K. clearing broker.

4. SECURITIES OWNED:

Securities owned consist of investment securities, at fair values, as follows:

Marketable:	
Equity securities	$ 179,350

Securities not readily marketable include investment securities for which there is no market on a securities exchange.

At June 30, 2002 these securities at estimated fair value consist of the following:

Equity securities	$ 3,300

5. INCOME TAXES:

The provision for income taxes consists of refundable corporate taxes in the amount of $73,000.

At June 30, 2002, the Company has a net operating loss available of approximately $400,000 of which $250,000 will be utilized to carryback to June 30, 2000. This carryback gave rise to a refundable corporate tax of $73,000. The remaining net operating loss of $150,000 results in a deferred tax asset of approximately $45,000. The company has taken a 100% valuation allowance against this deferred tax asset as it cannot guarantee that this benefit will be currently realized.

6. WARRANTS:

At June 30, 2002, certain stockholders have outstanding warrants to purchase the Company's common stock as follows:

	Number of Warrants	Expiration Date	Price
Warrants at 6/30/2001	301,000	Through 2005	$.60 - $1.50
Warrants issued	220,000	2003 - 2007	$.80 - $1.20
Warrant at 6/30/2002	521,000	2003 - 2007	$.60 - $1.50

7. NET CAPITAL REQUIREMENTS:

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, which requires a broker and dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness, as defined. At no time may the ratio of the aggregate indebtedness to net capital exceed 15 to 1.

At June 30, 2002, the Company had net capital, as defined, of $45,157 which exceeded the required minimum net capital of $7,688 by $37,469. Aggregate indebtedness at June 30, 2002 totaled $115,315. The ratio of aggregate indebtedness to net capital was 2.55 to 1.

8. OFF-BALANCE-SHEET CREDIT RISK AND CONCENTRATION OF CREDIT RISK:

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with clearing brokers and promptly transmits all customer funds and securities to the clearing brokers who carry all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer and/or clearing brokers are unable to fulfill their obligations.

The Company maintains balances in a foreign currency (British pound sterling). This subjects the Company to risk in the event of a sudden exchange rate fluctuation. The Company has determined that the risk associated with an exchange rate change is diminished due to the short-term nature of its assets and liabilities.

9. EMPLOYEES' RETIREMENT PLAN:

The Company sponsors an employee retirement plan covering all its full-time employees who have at least six months of service. The plan is funded by a discretionary fixed contribution from the employer, providing that the employee contributes at least 50% of the employer's fixed contribution.

All contributions (employer and employee) are deposited into individual accounts, which are maintained by an independent trustee. Participants shall, at all times, be fully vested in these accounts.

10. COMMITMENTS:

Office Lease:

The Company is obligated under noncancellable leases expiring at various times through April 2012 for its office premises. The leases provide for payment of specific amounts subject to certain escalations

The Company sublets some of its premises to two unrelated entities on a month to month basis.

Future minimum annual lease payments under the noncancellable leases as of June 30, 2002 are as follows:

Year Ending June 30,		
2003	$	247,400
2004		247,400
2005		247,400
2006		226,800
2007		192,700
Thereafter		923,300
	$	2,085,000

11. RELATED PARTY:

The Company has entered into an arrangement with a shareholder to establish a corporate finance department. The shareholder has reimbursed the Company $100,000 for various operating costs. As of June 30, 2002, the shareholder has advanced the Company approximately $157,000 in marketable securities to offset future operating costs. Such advances are included in accounts payable and accrued expenses.

12. SUBSEQUENT EVENT:

On July 15, 2002, the Company issued 130,000 shares of 6% nonconvertible cumulative preferred stock to a shareholder which was used to offset $130,000 of advances. (See Note 11)

****

The Company's Statement of Financial Condition as of June 30, 2002 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

****

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
European American Securities, Inc.

We have audited the accompanying statement of financial condition of European American Securities, Inc. as of June 30, 2002, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of European American Securities, Inc. as of June 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

M.R. Weiser & Co. LLP

CERTIFIED PUBLIC ACCOUNTANTS

Lake Success, N.Y.
August 14, 2002